Bosco Chiu
Senior Vice President of Finance
Principal Accounting Officer
990 West 190th Street, Suite 650
Torrance, CA 90502 t 310 410 9600 x52254 boscoc@herbalife.com

May 1, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Your Letter Dated April 19, 2012 (the “Comment Letter”)

Regarding Herbalife Ltd. (File No. 001-32381)’s

Form 10-K for Fiscal Year End December 31, 2011

Filed February 21, 2012 and Form 8-K filed February 22, 2012

Dear Ms. Jenkins:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and paragraph below correspond to the headings and comment in the Comment Letter, with the Staff’s comment presented in bold italicized text. In response to the Comment Letter the Company offers the following response:

Form 8-K filed February 22, 2012

Exhibit 99.1

1.	We note that you have presented alternative income statements which exclude certain items recorded in your GAAP-basis Statements of Income. These full non-GAAP income statements appear to attach undue prominence to non-GAAP information and do not appear to be consistent with Regulation G. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Company Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we reviewed Regulation G, Item 10(e) of Regulation S-K and Question 102.10 of the Compliance & Disclosure Interpretations regarding non-GAAP Financial Measures and the related Staff guidance in connection with the preparation of the referenced earnings release, including the relative prominence of the GAAP and non-GAAP financial information included therein.

We respectfully note that we believe our presentation of the full non-GAAP income statements in the Reconciliation of Non-GAAP Financial Measures generally does not give undue prominence to the non-GAAP financial information in violation of Regulation G or Item 10(e)(1) of Regulation S-K. Our GAAP-basis Statements of Income precede the non-GAAP income statements. The non-GAAP income statements, which were included only as a supplemental schedule to the release, also noted that they include non-GAAP information and specifically called out the adjustments made to the GAAP measures in calculating the non-GAAP amounts. In addition, we clearly noted in bold face text at the top of the schedule that the non-GAAP information is being provided as supplemental data that management believes will be helpful to investors. Specifically, we noted that we believe this information “when read in conjunction with the Company’s reported results, can provide useful supplemental information for investors in analyzing period to period comparisons of the Company’s results” (emphasis added).

In addition, we believe the facts and circumstances related to Venezuela made presentation of full non-GAAP income statements in the earnings release Reconciliation of Non-GAAP Financial Measures useful to investors and appropriate. As discussed in detail in our periodic filings with the Commission over the past several years, the January 1, 2010 designation of Venezuela as a highly inflationary economy, and the currency restrictions enacted by the Venezuelan government which impacted the ability of our Venezuelan subsidiary to exchange Venezuelan Bolivars for U.S. dollars, affected multiple line items in our GAAP-basis Statements of Income and made it difficult for our investors to analyze our financial results. Therefore, we believe the comprehensive non-GAAP reconciliation included in the referenced release, which provided a full income statement, helped investors understand the overall impact to our GAAP–basis Statements of Income and permitted a more meaningful comparison of our financial results from period to period.

However, the circumstances related to Venezuela primarily impacted our 2010 results and beginning with the first quarter of fiscal 2012, the 2010 results are no longer relevant for comparison purposes in our earnings releases. Therefore, we no longer believe our current facts and circumstances warrant the inclusion of a full non-GAAP income statement in our reconciliation of non-GAAP financial measures. In future earnings releases, as reflected in our recent earnings release for the first quarter of 2012 issued on April 30, 2012, we will use a less extensive presentation of our reconciliation of non-GAAP financial measures that does not resemble a full income statement. In addition, as revised in our earnings release for the first quarter of 2012, we also expanded our introductory language in the schedule that sets forth the non-GAAP information to include clear language noting that non-GAAP financial information should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP. We will continue to carefully consider our facts and circumstances in the future in determining what presentation of non-GAAP financial information is appropriate.

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We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President
Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman
Brett R. Chapman, General Counsel & Corporate Secretary
John DeSimone, Chief Financial Officer